CUSIP No. 147154108	Schedule 13D

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

CASCADE BANCORP

(Name of Issuer)

Common Stock, no par value

(Title and Class of Securities)

147154108

(CUSIP Number)

WL Ross & Co. LLC
1166 Avenue of the Americas
New York, New York 10036
Attention: Michael J. Gibbons
Telephone Number: (212) 826-1100
Facsimile Number: (212) 278-9645

With a copy to:
David Ingles
Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square
New York, New York 10036
Telephone: (212) 735-3000
Facsimile Number: (212) 735-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 28, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  □.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 147154108	Schedule 13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WL Ross & Co. LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ✗ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 11,468,750 (1)
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 11,468,750 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,468,750 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES □
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.4%
14	TYPE OF REPORTING PERSON OO

(1)
The 11,468,750 shares of common stock are held directly by WLR CB AcquisitionCo LLC.  Wilbur L. Ross, Jr. is the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC.  WLR Recovery Associates IV LLC is the general partner of WLR Recovery Fund IV, L.P., which is the sole manager of WLR CB AcquisitionCo LLC, and WL Ross & Co. LLC is the investment manager of WL Ross Group, L.P.  Accordingly, WLR Recovery Fund IV, L.P., WLR Recovery Associates IV LLC, WL Ross Group, L.P., El Vedado, LLC, Wilbur L. Ross, Jr. and WL Ross & Co. LLC may be deemed to share voting and dispositive power over the common stock held by WLR CB AcquisitionCo LLC.

CUSIP No. 147154108	Schedule 13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR CB AcquisitionCo LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ✗ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 11,468,750 (1)
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 11,468,750 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,468,750 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES □
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.4%
14	TYPE OF REPORTING PERSON OO

(1)
The 11,468,750 shares of common stock are held directly by WLR CB AcquisitionCo LLC.  Wilbur L. Ross, Jr. is the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC.  WLR Recovery Associates IV LLC is the general partner of WLR Recovery Fund IV, L.P., which is the sole manager of WLR CB AcquisitionCo LLC, and WL Ross & Co. LLC is the investment manager of WL Ross Group, L.P.  Accordingly, WLR Recovery Fund IV, L.P., WLR Recovery Associates IV LLC, WL Ross Group, L.P., El Vedado, LLC, Wilbur L. Ross, Jr. and WL Ross & Co. LLC may be deemed to share voting and dispositive power over the common stock held by WLR CB AcquisitionCo LLC.

CUSIP No. 147154108	Schedule 13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) El Vedado, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ✗ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 11,468,750 (1)
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 11,468,750 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,468,750 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES □
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.4%
14	TYPE OF REPORTING PERSON OO

(1)
The 11,468,750 shares of common stock are held directly by WLR CB AcquisitionCo LLC.  Wilbur L. Ross, Jr. is the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC.  WLR Recovery Associates IV LLC is the general partner of WLR Recovery Fund IV, L.P., which is the sole manager of WLR CB AcquisitionCo LLC, and WL Ross & Co. LLC is the investment manager of WL Ross Group, L.P.  Accordingly, WLR Recovery Fund IV, L.P., WLR Recovery Associates IV LLC, WL Ross Group, L.P., El Vedado, LLC, Wilbur L. Ross, Jr. and WL Ross & Co. LLC may be deemed to share voting and dispositive power over the common stock held by WLR CB AcquisitionCo LLC.

CUSIP No. 147154108	Schedule 13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WL Ross Group, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ✗ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 11,468,750 (1)
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 11,468,750 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,468,750 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES □
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.4%
14	TYPE OF REPORTING PERSON PN

(1)
The 11,468,750 shares of common stock are held directly by WLR CB AcquisitionCo LLC.  Wilbur L. Ross, Jr. is the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC.  WLR Recovery Associates IV LLC is the general partner of WLR Recovery Fund IV, L.P., which is the sole manager of WLR CB AcquisitionCo LLC, and WL Ross & Co. LLC is the investment manager of WL Ross Group, L.P.  Accordingly, WLR Recovery Fund IV, L.P., WLR Recovery Associates IV LLC, WL Ross Group, L.P., El Vedado, LLC, Wilbur L. Ross, Jr. and WL Ross & Co. LLC may be deemed to share voting and dispositive power over the common stock held by WLR CB AcquisitionCo LLC.

CUSIP No. 147154108	Schedule 13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR Recovery Associates IV LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ✗ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 11,468,750 (1)
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 11,468,750 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,468,750 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES □
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.4%
14	TYPE OF REPORTING PERSON OO

(1)
The 11,468,750 shares of common stock are held directly by WLR CB AcquisitionCo LLC.  Wilbur L. Ross, Jr. is the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC.  WLR Recovery Associates IV LLC is the general partner of WLR Recovery Fund IV, L.P., which is the sole manager of WLR CB AcquisitionCo LLC, and WL Ross & Co. LLC is the investment manager of WL Ross Group, L.P.  Accordingly, WLR Recovery Fund IV, L.P., WLR Recovery Associates IV LLC, WL Ross Group, L.P., El Vedado, LLC, Wilbur L. Ross, Jr. and WL Ross & Co. LLC may be deemed to share voting and dispositive power over the common stock held by WLR CB AcquisitionCo LLC.

CUSIP No. 147154108	Schedule 13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR Recovery Fund IV, L.P. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ✗ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 11,468,750 (1)
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 11,468,750 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,468,750 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES □
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.4%
14	TYPE OF REPORTING PERSON PN

(1)
The 11,468,750 shares of common stock are held directly by WLR CB AcquisitionCo LLC.  Wilbur L. Ross, Jr. is the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC.  WLR Recovery Associates IV LLC is the general partner of WLR Recovery Fund IV, L.P., which is the sole manager of WLR CB AcquisitionCo LLC, and WL Ross & Co. LLC is the investment manager of WL Ross Group, L.P.  Accordingly, WLR Recovery Fund IV, L.P., WLR Recovery Associates IV LLC, WL Ross Group, L.P., El Vedado, LLC, Wilbur L. Ross, Jr. and WL Ross & Co. LLC may be deemed to share voting and dispositive power over the common stock held by WLR CB AcquisitionCo LLC.

CUSIP No. 147154108	Schedule 13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Wilbur L. Ross, Jr. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ✗ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 11,468,750 (1)
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 11,468,750 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,468,750 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES □
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.4%
14	TYPE OF REPORTING PERSON IN

(1)
The 11,468,750 shares of common stock are held directly by WLR CB AcquisitionCo LLC.  Wilbur L. Ross, Jr. is the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC.  WLR Recovery Associates IV LLC is the general partner of WLR Recovery Fund IV, L.P., which is the sole manager of WLR CB AcquisitionCo LLC, and WL Ross & Co. LLC is the investment manager of WL Ross Group, L.P. Accordingly, WLR Recovery Fund IV, L.P., WLR Recovery Associates IV LLC, WL Ross Group, L.P., El Vedado, LLC, Wilbur L. Ross, Jr. and WL Ross & Co. LLC may be deemed to share voting and dispositive power over the common stock held by WLR CB AcquisitionCo LLC.

CUSIP No. 147154108	Schedule 13D

Item 1.                      Security and Issuer.

This Schedule 13D (this “Statement”) relates to the common stock, no par value (the “Common Stock”), of Cascade Bancorp (the “Company”).  The Company’s principal executive offices are located at 1100 N.W. Wall Street, Bend, Oregon 97701.

Item 2.                      Identity and Background.

The names of the persons filing this Statement (collectively, the “Reporting Persons”) are:

•	WL Ross & Co. LLC, the investment manager of WL Ross Group, L.P.

•	WLR CB AcquisitionCo LLC (“WLR”)

•	WLR Recovery Fund IV, L.P., the sole manager of WLR

•	WLR Recovery Associates IV LLC, the general partner of WLR Recovery Fund IV, L.P.

•	WL Ross Group, L.P., the managing member of WLR Recovery Associates IV LLC

•	El Vedado, LLC, the general partner of WL Ross Group, L.P.

•	Wilbur L. Ross, Jr., the managing member of El Vedado, LLC

 The principal business office for each of the Reporting Persons other than Wilbur L. Ross, Jr. and El Vedado, LLC is c/o WL Ross Group, L.P., 1166 Avenue of the Americas, New York, New York 10036. The principal business office for Mr. Ross and El Vedado, LLC is 319 Clematis Street, Room 1000 (10th Floor), West Palm Beach, Florida 33401.  The principal occupation of each of the Reporting Persons is investments.

None of the Reporting Persons has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Ross is a citizen of the United States of America.  WL Ross Group, L.P. and El Vedado, LLC are organized under the laws of the State of New York.  Each of the other Reporting Persons that is an entity is organized under the laws of the State of Delaware.

Item 3.                      Source and Amount of Funds or Other Consideration.

On November 16, 2010, WLR entered into a securities purchase agreement (the “Agreement”) with the Company to invest approximately $46 million of new capital in exchange for newly issued securities of the Company.  The Agreement is filed as Exhibit 2 hereto.  On January 27, 2011, WLR and the Company entered into an amendment to the Agreement, which is filed as Exhibit 3 hereto.

On January 28, 2011, pursuant to the terms of the Agreement, WLR acquired 11,468,750 newly issued shares of Common Stock at a purchase price of $4.00 per share with cash consideration of $45,875,000.  The funding for the purchase price of the shares of Common Stock was obtained through equity contributions from the limited partners of WLR’s affiliated funds.

CUSIP No. 147154108	Schedule 13D

Item 4.                      Purpose of Transaction.

Upon completion of the transaction, WLR directly owned approximately 24.4% of the outstanding voting Common Stock.  Pursuant to the terms of the Agreement, on January 28, 2011, James B. Lockhart III, Vice Chairman of WL Ross & Co. LLC, joined the Company’s Board of Directors (the “Company Board”) and the Board of Directors (the “Bank Board”) of Bank of the Cascades, the Company’s principal depository institution subsidiary (the “Bank”).  Mr. Lockhart also joined the Compensation and Nominating and Governance committees of each of the Company Board and the Bank Board.  Pursuant to the Agreement, so long as WLR beneficially owns in excess of 5% of the outstanding Common Stock, a representative of WLR shall be nominated to each of the Company Board and the Bank Board, and WLR will have the right to have a representative attend meetings of each of the Company Board and the Bank Board in a non-voting observer capacity.

WLR intends to continually review its investment in the Company.  Pending the results of such review and other factors that WLR deems relevant to an investment in the Company (but subject to the limitations described in Item 6 of this Statement), WLR may take or propose to take, alone or in conjunction with others including the Company, other actions intended to increase or decrease WLR’s investment in the Company or the value of its investment in the Company, which could include one or more of the transactions or actions referred to in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D.

Notwithstanding anything contained herein, WLR specifically reserves the right to change its intentions with respect to any or all of the matters referred to in this Statement, subject to the limitations in the Agreement, the passivity commitments described in Item 6 below and applicable regulation governing non-control investments in banks and bank holding companies.

Item 5.                      Interest in Securities of the Issuer.

As of the date on which this Statement was initially filed, WLR beneficially owns a total of 11,468,750 shares of Common Stock, which in the aggregate represents approximately 24.4% of the outstanding Common Stock as of January 28, 2011.

Item 6.                      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 above is incorporated by reference herein.

In addition to the Agreement, on November 16, 2010, the Company entered into securities purchase agreements with certain other institutional and accredited investors, including the Company’s largest shareholder prior to the private placement, Mr. David F. Bolger and certain affiliates (collectively “Bolger”), an affiliate of Lightyear Fund II, L.P. (“Lightyear”), and private equity funds affiliated with Leonard Green & Partners, L.P. (“Leonard Green”).  Bolger, Lightyear, Leonard Green and certain other investors consummated their investments in the Company on January 28, 2011, resulting in gross proceeds to the Company of approximately $177 million, including the investment made by WLR.

The Agreement provides WLR with customary preemptive rights in connection with certain stock issuances by the Company, so long as WLR owns 5% or more of the outstanding Common Stock.

Pursuant to the Agreement, the Company has also agreed to take all necessary action to eliminate or minimize the effect of any anti-takeover laws, including anti-takeover provisions of the Company’s Articles of Incorporation.  In addition, so long as WLR and its affiliates own at least 5% of the outstanding shares of Common Stock, the Company has agreed not to enter into any poison pill agreement, stockholders’ rights plan or similar agreement, unless such agreement contains an exemption for WLR and its affiliates.

On January 28, 2011, the Company also entered into a registration rights agreement (the “Registration Rights Agreement”) with WLR, Bolger, Lightyear, Leonard Green and certain other investors, granting customary registration rights, including “shelf” registration rights and “piggyback” registration rights with respect to the

CUSIP No. 147154108	Schedule 13D

securities purchased under the Agreement and the agreements entered into by the other investors.  The Registration Rights Agreement is filed as Exhibit 4 hereto.

In connection with joining the Company Board and the Bank Board, Mr. Lockhart entered into an indemnification agreement with each of the Company and the Bank (the “Directors and Officers Indemnification Agreements”) in substantially the forms filed herewith as Exhibits 5 and 6, respectively.

In connection with the Agreement, WLR and certain of its affiliates made customary commitments to the Board of Governors of the Federal Reserve System to ensure that they will not, among other things, exercise or attempt to exercise a controlling influence over the management or policies of the Company or any of its subsidiaries under the Bank Holding Company Act of 1956, as amended.

Item 7.                      Material to be Filed As Exhibits.

Exhibit 1	Agreement among WL Ross & Co. LLC, WLR, WLR Recovery Fund IV, L.P., WLR Recovery Associates IV LLC, WL Ross Group, L.P., El Vedado, LLC and Wilbur L. Ross, Jr. as to Joint Filing of Schedule 13D.

Exhibit 2
Securities Purchase Agreement, dated as of November 16, 2010, between Cascade Bancorp and WLR (filed as Exhibit 10.4 to the Current Report on Form 8-K filed by the Company on November 19, 2010 and incorporated herein by reference).

Exhibit 3	Amendment to Securities Purchase Agreement, dated as of January 27, 2011.

Exhibit 4
Registration Rights Agreement, dated as of January 28, 2011, between Cascade Bancorp and the investors party thereto (filed as Exhibit 10.3 to the Current Report on Form 8-K filed by the Company on January 31, 2011 and incorporated herein by reference).

Exhibit 5
Form of Indemnification Agreement between the Company and certain of its directors (filed as Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on January 31, 2011 and incorporated herein by reference).

Exhibit 6
Form of Indemnification Agreement between the Bank and certain of its directors (filed as Exhibit 10.2 to the Current Report on Form 8-K filed by the Company on January 31, 2011 and incorporated herein by reference).

CUSIP No. 147154108	Schedule 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2011

WL ROSS & CO. LLC

By:	/s/ Michael Gibbons
Name:	Michael Gibbons
Title:	Authorized Person

WLR CB ACQUISITIONCO LLC

By:	WLR Recovery Fund IV, L.P.,
its Sole Manager

By:	WLR Recovery Associates IV LLC,
its General Partner

By:	WL Ross Group, L.P.,
its Managing Member

By:	El Vedado, LLC,
its General Partner

By:	/s/ Michael Gibbons
Name:	Michael Gibbons
Title:	Authorized Person

WLR RECOVERY FUND IV, L.P.

By:	WLR Recovery Associates IV LLC,
its General Partner

By:	WL Ross Group, L.P.,
its Managing Member

By:	El Vedado, LLC,
its General Partner

By:	/s/ Michael Gibbons
Name:	Michael Gibbons
Title:	Authorized Person

CUSIP No. 147154108	Schedule 13D

WLR RECOVERY ASSOCIATES IV LLC

By:	WL Ross Group, L.P.,
its Managing Member

By:	El Vedado, LLC, its General Partner

By:	/s/ Michael Gibbons
Name:	Michael Gibbons
Title:	Authorized Person

WL ROSS GROUP, L.P.

By:	El Vedado, LLC, its General Partner

By:	/s/ Michael Gibbons
Name:	Michael Gibbons
Title:	Authorized Person

EL VEDADO, LLC

By:	/s/ Michael Gibbons
Name:	Michael Gibbons
Title:	Authorized Person

/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr.